F O R    I M M E D I A T E    R E L E A S E

                          PRESS RELEASE

                                      July 20, 1994
                                      For more information contact:
                                      Erin Ibele    (419) 247-2800
                                      Robert Pruger (419) 247-2800

            HEALTH CARE REIT, INC. DECLARES DIVIDEND
             AND ANNOUNCES SECOND QUARTER RESULTS
               AND AN INCREASE IN CREDIT RATING



          Toledo, Ohio, July 20, 1994....The Directors of Health
Care REIT, Inc. (NYSE/HCN) voted to pay a quarterly dividend at the rate of $.505 per share, an increase of $.005 per share from the previous dividend. The dividend will be payable August 19, 1994 to shareholders of record on August 5, 1994. This will be the REIT's 93rd consecutive dividend distribution.

          Net cash provided from operating activities for the six months ended June 30, 1994 was $15,807,478 ($1.38 per share) compared with $10,988,850 ($1.25 per share) for the six months ended June 30, 1993.

          For the quarter ended June 30, 1994, net income per share of $.68 was up $.14 or 25.9% from the second quarter of 1993. The increase is principally the result of gains on the exercise of options in the second quarter of 1994. For the first half of 1994, net income per share was $1.11 compared to $1.13 for the first half of 1993.

          Gross income for the three months ended June 30, 1994 was up 42.3% from the second quarter of 1993. Total assets of $306.8 million at June 30, 1994 reflect a 10.4% increase from a year ago.

          The following chart presents the information highlighted above.


                                                   Three Months Ended
                                                  June 30, (Unaudited)
                                             ------------------------------
                                                 1994              1993
                                             ------------      ------------
Gross income                                 $ 12,730,715      $  8,949,136
Net income                                   $  7,799,857      $  4,789,912
Funds from operations                        $  9,515,056      $  5,424,459
Net income per share                         $        .68      $        .54
Funds from operations per share              $        .83      $        .62
Average number of shares outstanding           11,504,848         8,811,802


                                                    Six Months Ended
                                                  June 30, (Unaudited)
                                             ------------------------------
                                                 1994              1993
                                             ------------      ------------

Gross income                                 $ 21,171,954      $ 17,552,005
Net income                                   $ 12,784,107      $  9,930,521
Funds from operations                        $ 15,807,478      $ 10,988,850
Net income per share                         $       1.11      $       1.13
Funds from operations per share              $       1.38      $       1.25
Average number of shares outstanding           11,486,049         8,791,582
Total assets as of June 30                   $306,843,312      $278,032,160


          The Company is pleased to announce that it recently received a notice of an increase in its credit rating to BBB from Duff & Phelps Credit Rating Co.

          Health Care REIT, Inc. is a real estate investment trust which invests in health care facilities, primarily nursing homes.
The Company also invests in assisted living and retirement facilities, rehabilitation centers, primary care facilities and psychiatric hospitals.